UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF

THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2024

Robert Ventures Holdings LLC

Commission File No. 024-12331

Delaware

(State or other jurisdiction of incorporation or organization)

E.I.N.: 88-2522056

2810 N. Church St. #28283

Wilmington, Delaware 19802

Office: (302) 404-6341

Email: ir@robertventures.com

All correspondence:

Arden Anderson, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

Email For Correspondence: arden@investmentlawyers.com

In this Annual Report on Form 1-K (the “Annual Report”), unless the context otherwise indicates, the terms “the Company,” “we,” “us,” “our,” "RVH," and similar terms refer to Robert Ventures Holdings LLC, a Delaware limited liability company, and its consolidated subsidiaries KS OBX LLC, a North Carolina limited liability company, and RV Digital LLC, a Delaware limited liability company. Additionally, "Robert Ventures LLC" refers to Robert Ventures LLC, a Delaware limited liability company that serves as the Company's Manager.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report that are forward-looking statements. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” “should,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, or achievements to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Annual Report.

These factors include, but are not limited to, those discussed in this Annual Report under Item 1(g), "Business - Risk Factors," and the risks described in the Robert Ventures Holdings LLC Offering Circular (File No. 024-12331) qualified by the Securities and Exchange Commission on September 27, 2024 (the “Offering Circular”), particularly in the section entitled “RISK FACTORS” thereof.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, regulatory, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

Item 1. Business

Overview

Robert Ventures Holdings LLC, a Delaware limited liability company, was formed in May 2022. The Company engages in strategic investments in real estate and digital assets. The Company's strategy involves allocating capital to acquire land, primarily in the Outer Banks region of North Carolina, for the development and construction of entry-level single-family homes, and acquiring digital assets, with an initial focus on Bitcoin (BTC) and Ether (ETH), intended to be held in secure custody solutions.

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended, primarily by managing the composition of its assets according to the guidelines discussed in the Company’s Offering Circular.

Business Description

Real Estate Operations

Our real estate business consists of buying land in various states and building single family homes on such land. We are initially focused in the Outer Banks region of North Carolina. The Company will focus on buying land and building new homes for the new home entry price points. The price per lot will likely vary from $75,000 to $250,000 per building site, with a cost to build in the $300,000 to $500,000 range. The target sales price will be in the $500,000 to $800,000 price range when sold. Based on market opportunities there may be sites and homes outside of this price range.

Through buying real estate, developing new homes, and selling them in supply-constrained areas, the sale of assets will periodically provide liquidity events to cover payments and generate returns for the company. The company may look at other markets where we can create strategic relationships to execute transactions and provide the best value for the portfolio.

We expect to selectively employ additional leverage to acquire and build our real estate. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of investments is secured debt of between 50% and 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our real estate assets. We will seek to secure structured leverage that is long term, nonrecourse, non-mark to market financing to the extent obtainable on a cost-effective basis; however, may use floating rate, construction financing and other available loan types as well. Our Manager may from time to time modify our leverage policy in its discretion.

During the fiscal year ended December 31, 2024, the Company continued to execute its real estate strategy in the Outer Banks, NC. Activities included acquiring one new land parcel for $99,987 and continuing construction on three existing properties (Rampart St, Cobia Way, Sportsman Dr). No properties were sold during 2024. Farrell and Family Construction LLC was engaged as the general contractor. Management observed a moderate softening of property prices in the market and increased its focus on managing construction costs, while believing the strategy remains viable due to limited supply in the target price range.

The Company’s subsidiary KS OBX LLC has acquired the following lots on which we intend to build single-family homes. As of 12/31/2025, 52168 Sportsman Dr Frisco NC 27936 and 39192 Cobia Way Avon NC 27915 have been completed and are being marketed to be sold. 26219 Rampart St, Salvo, NC 27972 was under construction.

Properties	Status
0 Mako Ct Avon, NC 27915 - Lot 32	Lot
0 Mako Ct Avon, NC 27915 - Lot 34	Lot
0 Mako Ct Avon, NC 27915 - Lot 35	Lot
0 Mako Ct Avon, NC 27915 - Lot 36	Lot
0 Pony Pasture Dr Avon, NC 27915 - Lot 11	Lot
0 Pony Pasture Dr Avon, NC 27915 - Lot 12	Lot
0 Pony Pasture Dr Avon, NC 27915 - Lot 13	Lot
0 Pony Pasture Dr Avon, NC 27915 - Lot 4	Lot
0 Pony Pasture Dr Avon, NC 27915 - Lot 8	Lot
0 Portside Dr Avon, NC 27915 - Lot 28	Lot
0 Portside Dr Avon, NC 27915 - Lot 29	Lot
0 Portside Dr Avon, NC 27915 - Lot 39	Lot
0 Portside Dr Avon, NC 27915 - Lot 40	Lot
0 Portside Dr Avon, NC 27915 - Lot 41	Lot
0 Portside Dr Avon, NC 27915 - Lot 43	Lot
0 Portside Dr Avon, NC 27915 - Lot 47	Lot
0 Portside Dr Avon, NC 27915 - Lot 48	Lot
41050 Portside Dr Avon, NC 27915 - Lot 50	Lot
41159 Lakeside Dr Avon, NC 27915 - Area 21	Lot
41161 Keel Ct Avon, NC 27915 - Lot 901	Lot
41196 Shoals Ct Avon, NC 27915 - Lot 1810	Lot
41199 Lakeside Dr Avon, NC 27915 - Area 1	Lot
0 Pony Pasture Dr Avon NC 27915 - Lot 9	Lot
39192 Cobia Way Avon NC 27915	Building
0 Buccaneer Dr Frisco NC 27936	Lot
52168 Sportsman Dr Frisco NC 27936	Building
26219 Rampart St, Salvo, NC 27972	Building
0 Pony Pasture Dr, Avon, NC 27915 - Lot 14	Lot

Digital Asset Operations

The Company will also invest in digital assets, including Bitcoin (BTC) and Ether (ETH), with the intent to foster growth and stability. We believe these investments present robust potential and align with the ongoing digital revolution in finance and beyond. The Company expects to focus on Bitcoin and large-cap, liquid digital assets and protocols with alternative staking systems to the proof-of-work method utilized by cryptocurrencies such as Bitcoin. This approach will allow us to participate in changes in the underlying value of the token while simultaneously generating returns from staking.

To facilitate this approach, the Company will initially limit its investments to Bitcoin (BTC) and Ether (ETH). The Company has analyzed both Bitcoin (BTC) and Ether (ETH) and determined that, in the Company’s opinion, they are not securities. For example, Bitcoin’s white paper describes it as an “electronic cash system, suggesting it was not intended to be a security, and the Company believes that because Bitcoin and Ether are anonymous and open source, they do not depend on the efforts of others (a Howey) factor. The Company believes that it is a reasonable position to take that Bitcoin and Ether do not constitute securities.

The Company is creating policies and procedures to guide it in underwriting the acquisition of other digital assets, including any interest arising from any delegated staking program in which the Company participates in, and we do not intend to acquire digital assets it determines are securities or participate in any delegated staking program if such interests arising from such a program are securities. This process is integral to our compliance and risk management protocols, ensuring adherence to regulatory standards, and safeguarding against legal uncertainties. The following steps are an overview of our policies and procedures we will take to underwrite each digital asset.

1.White Paper Review: The Company will review each potential digital asset’s whitepaper to understand the crypto’s technological underpinnings, to be better informed about the functionality of the asset.

2.Legal and Regulatory Review: We will conduct a thorough annual review of available legal and regulatory guidance pertaining to the crypto asset in question and any delegated staking programs in which we participate. This includes, but is not limited to, scrutinizing any public statements, enforcement actions, and guidance issued by regulatory bodies, particularly the Securities and Exchange Commission (SEC), and reviewing judicial opinions. The Company intends to utilize a new collector service such as Feedly to enable it to stay apprised of new developments.

3.Howey Test: Central to our evaluation is the application of the criteria established by the Howey Test, which serves as the predominant standard for determining whether a transaction represents an investment contract and, consequently, a security. Our legal team assesses whether the arrangement involves an investment of money in a common enterprise with a reasonable expectation of profits predominantly from the efforts of others.

4.Consultation with Legal Counsel: Recognizing the complexities inherent in this determination, if and when we decide to acquire digital cryptocurrency assets or participate in a delegated staking program, we will engage with external legal counsel specializing in securities law and the cryptocurrency. Counsel will provide an independent assessment, which will further guide our analysis.

5.Ongoing Monitoring and Reassessment: Given the evolving nature of the regulatory landscape, our commitment doesn’t cease following the initial determination. We continuously monitor for new developments that could impact the status of assets we hold or consider for transactions. Any significant regulatory announcements, court rulings, or changes in the asset's structure or operation will prompt a reevaluation of its status.

The Company will limit investment in cryptocurrencies other than Bitcoin and Ether and other securities such that investment in all securities by the Company is limited to under 40% as a precautionary measure in case the SEC or other regulatory authorities determine that any crypto held by the Company constitutes a security and sell or otherwise adjust its holdings as necessary to remain under 40%, or structure its investments such that at least 55% of its assets are comprised of interests in real estate, also known as “qualifying interests,” and at least another 25% of its assets are additional qualifying interests or real estate-type interests, with no more than 20% of its assets comprised of miscellaneous assets. The Company will review its holdings on an annual. These measures are crucial for maintaining legal integrity and investor confidence as we expand our digital asset portfolio. In line with the investment strategy and to maintain clarity in our operational model, the Company currently does not engage in, nor does it intend to engage in, the lending of any cryptocurrency assets that we acquire or hold. The Company will also not accept cryptocurrencies as a form of payment.

Robert Ventures has strategically chosen BitGo as the custodian for its digital assets, a decision driven by BitGo's industry-leading approach to security, compliance, and risk mitigation. As a pioneer in digital asset financial services, BitGo has established robust security measures, ensuring that our assets are not only stored with state-of-the-art security but are also compliant with prevailing regulations.

In our strategic approach to enhancing asset profitability, we may engage in a yield-generating activity known as “staking,” a process that not only contributes to the security and efficiency of the blockchain network but also generates potential returns for our investment portfolio. This procedure involves allocating a portion of our cryptocurrency holdings for network validation processes, such as transaction verification and block creation, in exchange for staking rewards.

Our staking operations will be conducted on Bitgo. The decision to stake through BitGo is influenced by several factors, including but not limited to the availability of specific staking services, the projected yields, and our overarching strategy for risk diversification within our investment portfolio.

Staking Process on BitGo:

1.Asset Selection for Staking: We do not currently stake any crypto assets. We intend to stake solely Ether (ETH). The choice depends on various factors, including the asset’s (Ether) market performance, security, and the expected Annual Percentage Yield (APY).

2.Initiating the Staking Request: To stake our assets, we initiate a staking-request transaction. This process involves sending one or more delegation transactions that transfer our digital assets to a network validator. It’s important to note that these transactions are subject to our enterprise and wallet policies, requiring all necessary approvals and signatures before BitGo proceeds.

3.Asset Delegation: Upon successful transaction approval, our assets are delegated to the validator’s staking wallet, either being locked or transferred, based on the specific staking protocol of the involved cryptocurrency.

4.Earning Rewards: Following the successful validation of the staked assets, we begin to accrue rewards calculated on an APR basis. These rewards represent the revenue generated from our staked investments.

5.Unstaking and Reward Claims: If we decide to unstake our assets, the process involves creating an unstaking-request transaction. Depending on the cryptocurrency’s specific protocol, there might be a cooldown period before the assets are released. Furthermore, claiming the earned rewards necessitates a separate rewards-claim transaction.

6.Obligations and Counterparties: Throughout this process, our primary counterparty is BitGo, and by extension, the network validators to whom our assets are delegated. Our obligations include adherence to the terms stipulated in the staking contract signed with BitGo, ensuring compliance with all requisite security measures, and maintaining the integrity of our investment operations.

When engaging in staking activities with BitGo, clients enter into a contractual agreement that outlines specific obligations. These include compliance with all set wallet policies, like address whitelisting, transaction limits, and user roles, which are designed to create an extra layer of safety for digital assets.

Clients are expected to adhere to the terms of service provided by BitGo Trust Company, Inc, BitGo New York Trust Company, LLC, BitGo Deutschland GmbH, and BitGo GmbH (Switzerland) entities, as applicable. These terms cover various aspects of the staking services, including the conditions for delegation, reward distribution, and the process for unstaking.

•During 2024, the Company maintained its planned strategy to acquire BTC and ETH but did not initiate any digital asset acquisitions during fiscal 2024 due to the minimal amount of capital raised and the minimum account fees with Bitgo, with plans to commence in early 2025. The custodial relationship with BitGo was established in preparation. No staking activities occurred. Management noted a potentially more favorable regulatory outlook for digital assets.

Employees

As of December 31, 2024, the Company had no direct employees and remained entirely reliant on the operational and management services provided by its Manager, Robert Ventures LLC.

Legal Proceedings

As of December 31, 2024, the Company was not a party to any material pending legal proceedings, nor was the Company aware of any such proceedings contemplated by governmental authorities.

Competition

The Company competes with various entities in its operational areas. In real estate, this includes other developers and home builders active in the Outer Banks market, particularly those focused on similar price points. In seeking investment capital through its Bond offering, the Company competes with a wide range of alternative investment platforms offering debt securities, yield-focused products, real estate investments, and digital asset exposure. The Company believes its competitive position is supported by its specific geographic focus in real estate and its differentiated strategy combining real estate development with digital asset investment opportunities.

Government Regulation

The Company’s real estate business is subject to multiple laws, including regulations applicable to ownership and construction of properties. Regulations may vary from jurisdiction to jurisdiction and from state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business.

With regards to our digital assets, the regulation of cryptocurrencies is uncertain. To the extent that any cryptocurrency is classified as a security, its purchase and sale would be governed by the federal and state securities laws. To the extent that any cryptocurrency is classified as a commodity, its purchase and sale could be governed by the commodities trading laws.

While the Company will use its best efforts to comply with all laws, including federal, state, and local laws and regulations, claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities. These legal actions could expose the Company to significant damages, legal fees or other penalties that would adversely affect the Company and its ability to distribute income to Investors.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on management’s best judgment and assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Overview

This discussion analyzes the financial condition and results of operations of Robert Ventures Holdings LLC and its subsidiaries for the fiscal year ended December 31, 2024, compared to the fiscal year ended December 31, 2023. The Company is in the development stage, focusing on real estate development and planning digital asset investments.

Results of Operations

•Comparison of Fiscal Year Ended December 31, 2024, to Fiscal Year Ended December 31, 2023

oRevenues: The Company generated no gross revenue during the fiscal years ended December 31, 2024, and December 31, 2023. The Company remains in the development stage for its real estate projects and has not commenced digital asset operations or real estate sales.

oOther Income: Total Other Income was $0 for the fiscal year ended December 31, 2024, compared to $2,357 for the fiscal year ended December 31, 2023. The Other Income in 2023 consisted of interest earned on cash balances. The decrease to $0 in 2024 resulted from lower average cash balances held in interest-bearing accounts as capital was deployed.

oOperating Expenses: Total Operating Expenses were $123,090 for the year ended December 31, 2024, increasing from $28,358 for the prior year. The increase was principally due to costs incurred for the launch and marketing of the Company's Regulation A bond offering (commenced October 2024) and related operational infrastructure. Significant components of 2024 operating expenses included $21,045 for advertising and promotion, $73,758 for contract labor (primarily for website, systems development & bond sales), $13,970 for dues and subscriptions (software platforms), $4,325 for legal and professional fees, and $9,929 for property taxes. Organizational costs expensed in 2023 were non-recurring.

oOther (Expense): Total Other (Expense) increased significantly to $243,068 for the year ended December 31, 2024, compared to $60,491 in the prior year. This was primarily driven by: (i) Interest Expense, which rose to $188,566 in 2024 from $32,324 in 2023, due to a full year of interest on prior borrowings plus interest on substantial new debt (including draws under new deed of trust facilities) incurred during 2024 to fund real estate activities; and (ii) Amortization Expense related to deferred offering costs, which increased to $54,498 in 2024 from $28,167 in 2023, reflecting the amortization of cumulative capitalized offering costs over their 12-month amortization periods. A minimal realized loss on investments of $4 was also recorded in 2024.

oNet Loss: Due to the absence of revenue and increases in operating and financing expenses, the Company's Net Loss increased to $366,158 for the fiscal year ended December 31, 2024, from $86,492 for the fiscal year ended December 31, 2023. The Net Loss Attributable to the Parent was $256,311 in 2024, and the Net Loss Attributable to the Noncontrolling Interest was $109,847 in 2024.

Liquidity and Capital Resources

•Overview: As of December 31, 2024, the Company had $185,622 in cash and cash equivalents, compared to $73,482 as of December 31, 2023. The Company had a working capital deficit (defined as current assets less accounts payable and amounts due to related parties) of approximately $61,827 as of December 31, 2024. The net increase in cash during the year ended December 31, 2024, resulted from net cash provided by financing activities of $1,286,213, which exceeded net cash used in operating activities of $209,840 and net cash used in investing activities of $964,233. Financing inflows were primarily composed of proceeds from new notes payable (including draws under deed of trust agreements) and $137,000 from the initial issuance of Bonds Payable. Cash used in investing activities primarily represented funds deployed for real estate acquisition and development, while cash used in operations primarily reflected operating expenses incurred during the year.

•Sources and Uses:  The Company operates an online investment platform accessible via its website (www.robertventures.com), through which investors subscribe for Bonds. This platform, utilizing licensed technology (e.g., WealthBlock.ai) and integrated payment processing (e.g., ACHQ for ACH), facilitates the application process, electronic document execution, and payment handling and provides investors with ongoing access to their account information, balances, and transaction history. The Company is currently dependent on external financing. Primary sources of funding during 2024 were debt proceeds and, late in the year, proceeds from Bond sales. For the next twelve months, the Company expects the ongoing Regulation A bond offering to be its primary source of liquidity. Funds remaining under an existing debt facility were fully drawn subsequent to year-end. The Company anticipates generating operational cash flow in 2025 from planned sales of completed real estate projects and potential income from staking digital assets (acquisitions started in early 2025). Anticipated primary uses of cash in the next twelve months include funding ongoing real estate construction, initiating digital asset purchases, servicing existing debt

(interest payments), covering operating costs, and maintaining reserves for potential Bond redemptions as lock-up periods begin to expire in late 2025.

•Debt Obligations: The Company has significant debt obligations, including notes payable and amounts drawn under secured deed of trust facilities, requiring future interest and principal payments. Details are provided in Note 5 to the Consolidated Financial Statements.

•Going Concern: As discussed further in Note 8 to the Consolidated Financial Statements, the Company's limited operating history, accumulated deficit, significant debt, and reliance on external financing raise substantial doubt about its ability to continue as a going concern for twelve months from the financial statement issuance date. Management's plan relies heavily on successfully raising capital through the ongoing Bond offering and initiating revenue generation. While management believes these plans provide a basis for sufficient liquidity, realization is dependent on future events, particularly the success of the capital raise. The financial statements do not include any adjustments related to this uncertainty.

Trend Information:

Key trends impacting the Company include Outer Banks real estate market conditions (currently softening), digital asset market volatility and regulation, and prevailing interest rates affecting borrowing costs and bond attractiveness.

Inflation and Interest Rates: While rates of inflation have shown signs of moderation from recent peaks, persistently elevated costs continue to impact the economy and the Company's operations. This is particularly evident in the costs of construction materials and labor, which can affect the profitability of our real estate development projects. Furthermore, the higher interest rate environment maintained by the Federal Reserve throughout much of the reporting period, while potentially stabilizing, continues to influence borrowing costs. This impacts the Company directly through interest expense on its variable-rate debt obligations and indirectly by affecting the affordability and financing capacity of potential homebuyers in our target markets.

Housing Supply and Real Estate Market Conditions: The broader US housing market has experienced fluctuations influenced by the aforementioned interest rate and inflation trends, leading to reduced affordability and transaction volumes in some areas. In our primary market of the Outer Banks, NC, we observed some softening of home prices from recent highs during 2023. However, we believe a key mitigating factor in our specific niche (Hatteras Island, entry-level new construction) is the persistent lack of housing supply, particularly for homes priced under $650,000. While overall market conditions require careful management of construction costs and pricing strategies, we believe this supply constraint continues to support demand for the type of properties we are developing.

Digital Asset Regulatory Landscape: Potential changes at the SEC, including the formation of a Crypto Task Force led by Commissioner Hester Peirce and the dropping of enforcement cases against major crypto firms like Coinbase and Uniswap, are poised to create a more favorable environment for digital asset businesses raising capital. These developments signal a shift toward clearer regulatory guidelines, potentially defining which tokens are securities and offering temporary relief for unregistered offerings, thus reducing compliance burdens and enforcement fears. The repeal of SAB 121 enables banks to custody crypto assets more easily, attracting institutional and retail investors to token sales, while a pro-innovation stance under new leadership could spur DeFi and Web3 fundraising. However, companies must remain vigilant about fraud prevention and navigate ongoing uncertainties until regulations are finalized, ensuring full transparency to capitalize on these opportunities.

The Company has a limited operating history to establish internal trends.

Contingent Liabilities

As of December 31, 2024, the Company had no material contingent liabilities.

Income Taxes

The Company is treated as a partnership entity for federal and state income tax purposes and generally does not incur entity-level income taxes. Tax liabilities and benefits pass through to its members.

Significant Accounting Policies

A summary of the Company's significant accounting policies is included in Note 2 to the Consolidated Financial Statements included in Item 7 of this Annual Report.

Item 3. Directors and Officers

We are managed by our Manager, Robert Ventures LLC.  The following table provides information on the manager of our Manager:

Name	Age	Positions	Term of Office
Joseph Robert	41	Manager of our Manager	April 6, 2020 - Present

Joseph Robert. Joseph Robert is the manager of our Manager.  Joe has over 20 years of asset management experience. Over the past 10 years, Joe has invested in over 200 residential and commercial properties, and over $165mm AUM of residential mortgages. Over the last five years, he has made numerous investments into the tech sector that included providing venture capital and acquiring digital assets that provided exposure to the growing digital economy. He is expected to devote full time to Company operations.

Neither our Manager nor its manager has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●

had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Our Manager has not received any compensation to date and we do not intend to pay compensation in the future.

Item 4. Security Ownership of Management and Certain Securityholders

As of April 23, 2025, the beneficial ownership of the Company's Membership Interests (equity) was: 99% held directly by Joseph Robert and 1% held directly by RVLP LLC. Robert Ventures LLC, the Manager, holds no direct Membership Interests.

Item 5. Interest of Management and Others in Certain Transactions

During the fiscal years ended December 31, 2024 and December 31, 2023, the Company engaged in the following transactions with related parties, defined generally as the Company's Manager, its manager (Joseph Robert), entities controlled by them, and their immediate family members:

•Expense Reimbursements Due to Manager: The Company has an arrangement whereby its Manager, Robert Ventures LLC, incurs certain operating expenses on behalf of the Company. These expenses are then recorded as a liability payable by the Company to the Manager. As of December 31, 2023, the amount due to the Manager was $84,115. This balance primarily represented unreimbursed expenses incurred by the Manager during the Company's formation and the preparation phase of its Regulation A offering in 2023, including significant deferred offering costs (such as legal and accounting fees) and initial organizational costs, as detailed further in Note 2c to the Consolidated Financial Statements. During the fiscal year ended December 31, 2024, the net amount of such operating expenses incurred by the Manager and accrued by the Company was $157,194. As of December 31, 2024, the total amount due to Robert Ventures LLC for cumulative incurred expenses was $241,309. No cash reimbursements were made by the Company to the Manager for these expenses during 2023 or 2024. Robert Ventures LLC is considered a related party as it serves as the Manager of the Company, and Joseph Robert, the sole manager of Robert Ventures LLC, is the indirect controlling person of the Company.

•Loan Repayment to Joseph Robert: A loan previously owed by the Company to Joseph Robert, the manager of the Company's Manager, which had a balance of $2,000 as of December 31, 2023, was repaid in full during the fiscal year ended December 31, 2024. There was no outstanding balance due to Joseph Robert as of December 31, 2024.

•Note Payable to Mark Robert: The Company has an outstanding note payable to Mark Robert, the brother of Joseph Robert. The outstanding principal balance of this note payable remained unchanged at $195,487 throughout the fiscal year ended December 31, 2024. No principal repayments or interest payments were made on this note during 2024. Accrued interest is included in the principal balance due at maturity. Mark Robert is considered a related party due to his familial relationship with Joseph Robert. See Note 5 to the Consolidated Financial Statements for further details on the note terms.

•Noncontrolling Interest in Subsidiary: Mark Robert, sole member and manager of Elk Renovations LLC, holds a 30% noncontrolling equity interest in the Company's consolidated subsidiary, KS OBX LLC. This ownership interest remained unchanged during the December 31, 2024 fiscal year.

Other than the transactions described above, there were no transactions during the fiscal years ended December 31, 2024 and December 31, 2023, nor are there any currently proposed transactions, to which the Company or its subsidiaries was or is to be a participant and the amount involved exceeded the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years, and in which any director, officer, manager, promoter, principal securityholder, or any immediate family member of the foregoing persons had or will have a direct or indirect material interest.

Item 6. Other Information

The Company commenced offering and selling its Bonds pursuant to its qualified Regulation A Offering Circular (File No. 024-12331) in October 2024. As of December 31, 2024, the Company had issued and outstanding an aggregate principal amount of $137,000 in Bonds, consisting of $103,000 aggregate principal amount of Bonds with a 1-Year Lock-up Period and $34,000 aggregate principal amount of Bonds with a 3-Year Lock-up Period. These Bonds represent unsecured obligations of the Company with terms further described in the Offering Circular and the Notes to the Consolidated Financial Statements included herein.

No information was required to be reported on Form 1-U during the last six months of the fiscal year ended December 31, 2024, that was not previously reported.

Item 7. Financial Statements

Robert Ventures Holdings LLC

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250Tel. (972) 217-4646

Allen, Texas 75013Fax. (972) 217-4645

www.abdisheikh.comcpa@abdisheikh.com

INDEPENDENT AUDITOR’S REPORT

To the Managing Member(s) Robert Ventures Holdings LLC:

Opinion

We have audited the consolidated financial statements of Robert Ventures Holdings LLC, which comprise the consolidated balance sheet as of December 31, 2024 and the related consolidated statements of income, cash flows, and changes in shareholders' equity, for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Robert Ventures Holdings LLC as of December 31, 2024, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

We previously audited the financial statements of Robert Ventures Holdings LLC as of December 31, 2023 and the year then ended and we expressed an unmodified opinion on those financial statements in our report dated July 12, 2024. In our opinion, the comparative information presented herein as of December 31, 2023 and for the year then ended, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Basis of Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of Robert Ventures Holdings LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

As discussed in Note 8 to the consolidated financial statements, certain conditions indicate that Robert Ventures Holdings LLC may be unable to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Robert Ventures Holdings LLC ’s ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

➢Exercise professional judgment and maintain professional skepticism throughout the audit.

➢Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

➢Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Robert Ventures Holdings LLC ’s internal control. Accordingly, no such opinion is expressed.

➢Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

➢Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Robert Ventures Holdings LLC ’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Allen, Texas April 23, 2025

Robert Ventures Holdings LLC

Consolidated Balance Sheet

As of December 31, 2024 and 2023

ASSETS	12-31-2024	12-31-2023
Cash and cash equivalents	$185,622	$73,482
Other assets	749	2,607
Deferred costs - net of amortization	32,608	38,333
Investments, at fair market value	2,660,136	1,695,903
Total assets	$2,879,115	$1,810,325

LIABILITIES
Accounts payable	$6,164	$14,623
Due to related parties	241,309	84,115
Bonds payable	137,000	-
Notes payable	2,218,266	1,069,053
Total liabilities	$2,602,739	$1,167,791

Members' Interest
Members' interest attributable to Parent	$522,734	$522,734
Retained earnings (deficit) attributable to Parent	(329,304)	(72,993)
Total members' interest attributable to Parent	$193,430	$449,741
Members' interest attributable to Noncontrolling Interest (NCI)	$205,655	$205,655
Retained earnings (deficit) attributable to Noncontrolling Interest (NCI)	(122,709)	(12,862)
Total members' interest attributable to Noncontrolling Interest (NCI)	$82,946	$192,793
Total Members' Interest	$276,376	$642,534
Total liabilities and Members' Interest	$2,879,115	$1,810,325

See accompanying footnotes and auditor’s report

Robert Ventures Holdings LLC

Consolidated Statement of Income

For the years ended December 31, 2024 and 2023

	2024	2023
REVENUE
Gross revenue	$-	$-
Total revenue	$-	$-
Advertising and promotion	$21,045	$542
Bank service charges	63	472
Contract labor	73,758	-
Dues and subscriptions	13,970	655
Legal and professional fees	4,325	750
Organizational costs	-	17,615
Property taxes	9,929	8,324
Total operating expenses	$123,090	$28,358

Operating income (loss)	($123,090)	($28,358)
OTHER INCOME
Interest income	$-	$2,057
Rebates and other income		300
Total other income	$-	$2,357
OTHER (EXPENSE) Amortization expense	($54,498)	($28,167)
Interest expense	(188,566)	(32,324)
Realized loss on sale of investments	(4)	-
Total other (expense)	($243,068)	($60,491)

Net income (loss)	($366,158)	($86,492)

Net income attributable to Parent	($256,311)	($73,630)
Net income attributable to Noncontrolling Interest (NCI)	($109,847)	($12,862)

See accompanying footnotes and auditor's report

Robert Ventures Holdings LLC

Consolidated Statement of Cash Flows

For the years ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities

Net income (loss)	(366,158)	(86,492)

Adjustments to reconcile Change in net assets
to net cash provided by operating activities:

Amortization expense	54,498	28,167
Decrease (increase) in other assets	1,858	(1,624)
Decrease (increase) in deferred costs	(48,773)	(66,500)
Increase (decrease) in due to accounts payable	(8,459)	14,623
Increase (decrease) in due to related parties	157,194	84,115
Net cash provided (used) by Operating activities	$ (209,840)	$ (27,711)

Cash flows from investing activities

Decrease (increase) in investments	$ (964,233)	$ (1,295,809)
Net cash provided (used) by investing activities	$ (964,233)	$ (1,295,809)

Cash flows from financing activities

Increase (decrease) in member interest	$ -	$ (242,221)
Increase (decrease) in long-term debt	1,286,213	1,069,053
Net cash provided (used) by Financing activities	$ 1,286,213	$ 826,832

Net increase (decrease) in cash	$ 112,140	$ (496,688)

Cash at beginning of period	$ 73,482	$ 570,170

Cash at end of period	$ 185,622	$ 73,482

Supplemental disclosure of cash flow information Cash paid during the year for interest	$ 188,566	$ 32,324

See accompanying footnotes and auditor's report

Robert Ventures Holdings LLC

Consolidated Statement of Changes in Members' Interest

For the years ended December 31, 2024 and 2023

For the year ended December 31, 2024
Description	Parent	Retained Earnings	Total Members' Interest Attributable to Parent	Noncontrolling Interest	Total

Members' Interest at December 31, 2023	$522,734	$(72,993)	449,741	192,793	$642,534
Changes in ownership interest	-	-	-	-	-
Net income (loss)	-	(256,311)	(256,311)	(109,847)	(366,158)
Members' Interest at December 31, 2024	$522,734$	$(329,304)	$193,430	$82,946	$276,376

For the year ended December 31, 2023
Description	Parent	Retained Earnings	Total Members' Interest Attributable to Parent	Noncontrolling Interest	Total

Members' Interest at December 31, 2022	$970,610	637	971,247	-	$971,247
Changes in ownership interest	(447,876)	-	$(447,876)	205,655	(242,221)
Net income (loss)	-	(73,630)	$(73,630)	(12,862)	(86,492)
Members' Interest at December 31, 2023	$522,734	(72,993)	449,741	192,793	642,534

See accompanying footnotes and auditor's report

1.Nature of Operations

Robert Ventures Holdings LLC (the "Company") was established in May 2022 in the state of Delaware. Dedicated to strategic investments in digital assets and real estate, the company plans to allocate between thirty and seventy percent of its raised funds into real estate, focusing initially on the Outer Banks area of North Carolina. The Company's real estate strategy involves purchasing land and constructing new homes, particularly targeting the entry-level market, with an expected project duration of approximately ten months from obtaining building permits to selling the completed property. In addition to real estate, Robert Ventures is committed to investing in digital assets, with plans to hold these investments over several years and secure them in custody solutions. The proportion of capital dedicated to digital assets will also range from thirty to seventy percent, contingent on market opportunities and the Company's internal risk assessment at specific price points, utilizing its bespoke models to identify prime purchasing periods. The consolidated financial statements represent the financial statements of the parent, Robert Ventures Holdings LLC, and its subsidiaries, RV Digital LLC and KS OBX LLC. The subsidiary, KS OBX LLC, was acquired by Robert Ventures Holdings LLC in 2023.

2.Significant Accounting Policies

•Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”). The Company has adopted a calendar year-end.

•Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

•Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the years ended December 31, 2024 and 2023, the Company incurred $48,773 and $66,500 in deferred costs and $0 and $17,615 in organization costs, respectively. For those same periods, the Company recognized amortization expense related to the deferred costs of $54,498 and $28,167, respectively.

•Concentration of Credit Risk

The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor.

•Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $5,000. The Company did not have any property, plant, and equipment as of December 31, 2024 and 2023. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings39 years

Building improvements15- 39 years

Furniture and equipment5 – 7 years

Software5 years

Vehicles5 years

Leasehold improvementslife of lease or useful life (whichever is shorter)

For the years ended December 31, 2024 and 2023, the Company only maintained real estate held as available-for-sale (investments) and as such were not subject to depreciation. Refer to footnotes 3 and 4 regarding these real estate investments.

•Other Assets

Other assets primarily consist of an earnest money and utility deposits. As of December 31, 2024 and 2023, other assets totaled $2,607 and $0, respectively.

•Income Taxes

The Company is an LLC that is currently treated as a disregarded entity for tax purposes, however, the Company plans to apply to be treated as a partnership for tax purposes. Consequently, all earnings are passed through to the members and any resulting Federal and\or State income taxes are assessed and paid by the members on their individual tax returns. Accordingly, as of December 31, 2024 and 2023, the Company made no provision for income taxes in the accompanying financial statements. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

•Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management’s estimates. Actual results could vary from these estimates.

•Advertising Costs

The Company expenses advertising costs as they are incurred. The Company incurred $21,045 and

$542 of advertising expenses for the years ended December 31, 2024 and 2023.

•Related Party Transactions

The Company occasionally incurs expenses that are paid by the Company’s manager, a related entity. Consequently, as of December 31, 2024 and 2023, the Company recorded $241,309 and $84,115 in Due to Related Parties liability, respectively, in the accompanying consolidated balance sheet. Additionally, as of December 31, 2024 and 2023, the Company owed $0 and $2,000 to the CEO of the company.

Similarly, as of December 31, 2024 and 2023, the Company owed $195,487 to Mark Robert, the CEO’s brother.

•Subsequent Events

The Company’s management has evaluated subsequent events and transactions for potential recognition or disclosure through April 23, 2025, the date that the financial statements were available to be issued. Management is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

•Members’ Capital Structure

The Company is organized as a limited liability company that is owned by members. The members are allocated ownership by being provided membership interests. As of December 31, 2023, the Company has issued membership interests to the founders. The Company is pursuing offerings pursuant to Regulation A (“Reg A”) under the Securities Act and is selling bonds\debt instruments directly to investors and not through registered broker-dealers who are paid commission. The maximum amounts that can be raised through Reg A (Tier 2) offerings are $75,000,000 in a 12-month period, respectively.

•Noncontrolling Interest Nature and Ownership

For the years ended December 31, 2024 and 2023, the Company consolidates the financial results of KS OBX, LLC subsidiary, in which it holds a 70% ownership interest. The remaining 30% is owned by an external noncontrolling member. The noncontrolling interest represents the portion of equity in the KS OBX, LLX subsidiary that is not attributable, directly or indirectly, to the parent company.

Significant Transactions

There were no significant transactions between the Company and KS OBX, LLC subsidiary or between KS OBX, LLC subsidiary and its noncontrolling members that impacted the equity interests of the noncontrolling members after acquisition.

•Applicable Revenue Standard

On May 28, 2014, the FASB issued a new revenue standard, ASC 606, Revenue from Contracts with Customers which replaced various GAAP revenue recognition requirements and provided a single revenue recognition model or framework for recognizing revenue from contracts with customers. Since the new revenue standard is effective for these periods, the Company has adopted the revenue standard and as such has taken into account the recognition of revenue when or how a performance obligation is met.

3.Investments

Investments as of December 31, 2024 and 2023, consisted of the following:

12/31/2024

Real estate investments	$2,660,136
$2,660,136

12/31/2023
Real estate investments	$1,694,744
$1,694,744

4.Fair value measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. US GAAP establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity's assumptions (unobservable inputs). The Company groups assets at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2Other observable inputs, either directly or indirectly, including:

➢Quoted prices for similar assets/liabilities in active markets;

➢Quoted prices for identical or similar assets in non-active markets;

➢Inputs other than quoted prices that are observable for the asset/liability; and,

➢Inputs that are derived principally from or corroborated by other observable market data.

Level 3Unobservable inputs that cannot be corroborated by observable market data.

The Company’s Level 2 investments consist of real estate investments (land parcels, etc.). The Company bases the fair value of its investments on pricing obtained from comps from nearby real estate properties. The investments were recorded at fair value as of December 31, 2024 and 2023, based on the following levels of hierarchy:

12/31/2024
	Level 1	Level 2	Level 3	Total

Real estate investments	$-	$2,660,136	$-	$2,660,136

	$-	$2,660,136	$-	$2,660,136

12/31/2023
	Level 1	Level 2	Level 3	Total

Real estate investments	$-	$1,694,744	$-	$1,694,744

	$-	$1,694,744	$-	$1,694,744

4.Fair value measurements (continued)

Investment returns for the years ended December 31, 2024 and 2023, consists of the following:

For the year ended December 31, 2024

Interest and dividends	$-
Unrealized gains (losses)	-
$-

For the year ended December 31, 2023

Interest and dividends	$2,057
Unrealized gains (losses)	-
$2,057

5.Notes Payable

Notes payable consists various real estate loans. The terms and outstanding balances of the respective loans at December 31, 2024 and 2023 are as follows:

Creditor:Towne Bank

Issue Date:March 12, 2021

Maturity Date:April 29, 2029

Original Loan Amount:$304,500

Periodic payment:$1,824 per month (interest only)

Interest rate:8.5% annual fixed rate

Balance at 12-31-2024:$242,899

Balance at 12-31-2023:$249,136

Creditor:Valiant Builder Finance LLC

Issue Date:July 18, 2023

Maturity Date:July 18, 2024

Original Loan Amount:$233,430

Periodic payment:Monthly variable (interest only)

Interest rate:Variable rate – Prime + 1.5%

Balance at 12-31-2024: $375,000

Balance at 12-31-2023:$233,430

5.Notes Payable (continued)

Creditor:Valiant Builder Finance LLC

Issue Date:November 3, 2023

Maturity Date:August 3, 2024

Original Loan Amount:$360,000

Periodic payment:Monthly variable (interest only)

Interest rate:Variable rate – Prime + 1.5%

Balance at 12-31-2024: $336,880

Balance at 12-31-2023:$71,000

Creditor:Patricia Midgett

Issue Date:May 4, 2023

Maturity Date:May 5, 2025

Original Loan Amount:$103,000

Periodic payment:$671 per month (interest only)

Interest rate:7.0% annual fixed rate

Balance at 12-31-2024: $103,000

Balance at 12-31-2023:$103,000

Creditor:Patricia Midgett

Issue Date:October 6, 2023

Maturity Date:October 6, 2025

Original Loan Amount:$100,000

Periodic payment:$583 per month (interest only)

Interest rate:7.0% annual fixed rate

Balance at 12-31-2024: $100,000

Balance at 12-31-2023:$100,000

Creditor:Patricia Midgett

Issue Date:October 6, 2023

Maturity Date:October 6, 2025

Original Loan Amount:$115,000

Periodic payment:$671 per month (interest only)

Interest rate:7.0% annual fixed rate

Balance at 12-31-2024: $115,000

Balance at 12-31-2023:$115,000

5.Notes Payable (continued)

Creditor:Mark Robert (Related Party)

Issue Date:October 21, 2020

Maturity Date:October 21, 2030

Original Loan Amount:$436,627

Periodic payment:None – accrued interest and principal due at maturity

Interest rate:5.0% annual fixed rate

Balance at 12-31-2024:$195,487

Balance at 12-31-2023:$195,487

During the year ended December 31, 2024, the Company also entered into several deed of trust agreements to secure a loan facility of up to $1,000,000 with two different lenders. The Company, as a grantor, pledged real estate as security for the loans. As of December 31, 2024, in aggregate the Company has drawn $750,000 under this facility. The remaining $250,000 remains undrawn and available, subject to compliance with the loan terms. The loans bear interest rates ranging from 11% to 12% per annum with interest payable monthly which currently total $7,292 per month. The principal payments on all these loans are due at maturity on February 6, 2026. The deed of trust provides the lender with a security interest in the pledged collateral. In the event of default, the trustee may initiate a non-judicial foreclosure under applicable state law.

Principal payments on the various notes over the next five years are due as follows:

2025	$1,029,880
2026	750,000
2027	-
2028	-
2029	242,899
Thereafter	195,487
$2,218,266

6.Bonds payable

In October 2024, the Company began offering bonds directly to the public. These bond offerings are exempt from registration under the Securities Act of 1933 pursuant to Section 3(b)(2) and Regulation A, including any related post-qualification amendments filed with the U.S. Securities and Exchange Commission (“SEC”). The bonds do not have a stated maturity date but are subject to a lockup period during which investors cannot redeem their investment. After the expiration of the lockup period, typically ranging from 1 to 3 years, investors may request redemption, subject to the terms of the offering. The bonds are issued as either simple interest or compound interest instruments. Simple interest bonds accrue interest at annual rates ranging from 8.00% to 10.00% and make monthly interest payments. Compound interest bonds accrue interest at the same annual rates, compounded monthly, and pay both principal and accrued interest at the time of redemption.

As of December 31, 2024, the long-term debt related to this bond consisted of the following:

Bonds payable$137,000

Less: unamortized debt issuance costs(-)

Bonds payable less unamortized debt issuance costs$137,000

Face amount of the bonds due over the next five years are as follows:

PeriodPayment

2025$103,000

2026-

202734,000

7.Risk and Uncertainties

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation from its business. Certain events particular to the industry in which the Company invests, as well as general economic and political conditions or a new pandemic may have a significant negative impact on the Company’s operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company’s control, and the likelihood that they may occur cannot be predicted.

8.Going Concern

The accompanying consolidated financial statements are prepared on a going concern basis. The Company commenced operations approximately two years ago and, as such, has incurred and will incur significant additional costs before achieving significant revenue. Additionally, the Company’s liquid assets are minimal while its debt is significant. All these factors raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of this report. Management has made plans to address this uncertainty by raising funds from refinancing existing debt and new debt issuance from a Regulation A offering currently in progress. However, there is no assurance that these plans will be successful and that they will be executed in a timely manner and on acceptable terms. The accompanying financial statements do not take into account any adjustments that might result from these uncertainties.

Item 8. Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Organization (1)
2.3	Operating Agreement (1)
3.1	Form of Bond (3)
4.1	Form of Bond Investor Agreement (for cash) (2)
6.1	Technology Platform Agreement (1)
6.2	BitGo Form Agreement (2)
6.3	Construction Management Agreement (2)
6.4	TowneBank Loan Agreement (3)
6.5	Patricia Midgett Loan Agreement (Lakeside/Shoals) (3)
6.6	Valiant Builder Finance LLC Loan Agreement (Cobia) (3)
6.7	Patricia Midgett Loan Agreement (Sportsman) (3)
6.8	Valiant Builder Finance LLC Loan Agreement (Rampart) (3)
6.9	Stone Bay Holdings II LLC Loan Agreement (Pony Lot 14) (3)
6.10	Steven Lloyd Loan Agreement (Pony Lot 14) (3)
6.11	Stone Bay Holdings II, LLC Loan Agreement (Pony Lot 13) (4)

(1)Filed with Form 1-A on September 15, 2023, which is incorporated herein by reference.

(2)Filed with Form 1-A on February 7, 2024, which is incorporated herein by reference.

(3)Filed with Form 1-A on April 15, 2024, which is incorporated herein by reference.

(4)Filed with Form 1-A on August 16, 2024, which is incorporated herein by reference.

SIGNATURES

The Company has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York, on April 30, 2025.

Robert Ventures Holdings LLC

By:	/s/ Joseph Robert
Joseph Robert,
Manager

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Joseph Robert	Manager	April 30, 2025
Joseph Robert	(principal executive officer and principal financial and accounting officer)